SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 30, 2001

MICREL, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

CALIFORNIA
(State or Other Jurisdiction of Incorporation)

0-25236	94-2526744
(Commission File Number)	(I.R.S. Employer Identification No.)

2180 Fortune Drive, San Jose, CA	95131
(Address of Principal Executive Offices)	(Zip Code)

(408) 944-0800
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

INFORMATION TO BE INCLUDED IN REPORT

Item 5.   Other Events.

On May 31, 2001 Micrel, Incorporated ("Micrel") announced the closing of its acquisition of Kendin Communications Inc. A copy of the press release issued by Micrel announcing the closing of the acquisition is attached hereto and filed as Exhibit 99.1 to this report and incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired

       Not Applicable.

(b)   *Pro Forma* Financial Information

       Not Applicable.

(c)   Exhibits

       99.1   Press Release of Micrel, Incorporated, dated May 31, 2001, announcing the completion of the acquisition of Kendin Communications Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INCORPORATED
(the Registrant)

By: /s/ Raymond D. Zinn
       Raymond D. Zinn
       President and Chief Executive Officer

Dated: June 13, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of Micrel, Incorporated, dated May 31, 2001, announcing the completion of the acquisition of Kendin Communications Inc.